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SECURIT.   04013230   .SSION
Washingt--

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED SEP 2 9 2004 WASH. D.C. PROCESSING SEC

SEC FILE NUMBER
8- 34954

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __08/01/03__ AND ENDING __07/31/04__
                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THOMAS M NIXON & ASSOCIATES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

__4775 WALLINGFORD STREET__
(No. and Street)

__PITTSBURGH__   __PA__   __15213-1711__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__THOMAS M NIXON__   __412-621-6600__
                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__EDWARDS SAUER & OWENS, P.C.__
(Name – *if individual, state last, first, middle name*)

__500 WARNER CENTRE, 332 FIFTH AVENUE, PITTSBURGH__   __PA__   __15222__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED OCT 19 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, THOMAS NIXON _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
THOMAS M NIXON & ASSOCIATES, INC. _____ , as
of JULY 31, _____, 20 04 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Thomas M. Nixon
Signature

President
Title

Debra A. Warfield
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THOMAS M. NIXON & ASSOCIATES, INC.

FINANCIAL STATEMENTS

JULY 31, 2004

FINANCIAL STATEMENTS

THOMAS M. NIXON & ASSOCIATES, INC.

July 31, 2004

CONTENTS   **PAGE**

Independent Auditors' Report 1

Statement of Financial Condition .... 2 - 3

Statement of Income 4

Statement of Changes in Stockholder's Equity 5

Statement of Cash Flows 6

Notes to Financial Statements .... 7 - 8

Schedule I - Computation of Aggregate Indebtedness
  and Net Capital in accordance with Rule 15c3-1
  under The Securities Exchange Act of 1934 9

Schedule II - Selling, and General and Administrative
  Expenses 10

Report on Internal Control Structure .... 11 - 12



EDWARDS SAUER & OWENS

Certified Public Accountants & Business Advisors
_____

500 Warner Centre, 332 Fifth Avenue, Pittsburgh, PA 15222
Phone: 412-281-9211   Fax: 412-281-2407   A Professional Corporation
www.esocpa.com   Direct Dial:

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Thomas M. Nixon & Associates, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of Thomas M. Nixon & Associates, Inc. as of July 31, 2004 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under The Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas M. Nixon & Associates, Inc. as of July 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of The Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Edwards Sauer & Owens P.C.

Pittsburgh, Pennsylvania
September 8, 2004

-1-

STATEMENT OF FINANCIAL CONDITION

THOMAS M. NIXON & ASSOCIATES, INC.

July 31, 2004

ASSETS

Current Assets		
Cash – checking	$	2,286
Cash – money market		115,580
Commissions receivable		252,224
Prepaid expenses		4,876
Note receivable		22,000
Total current assets		396,966
Property and Equipment		
Equipment		28,447
Furniture and fixtures		12,538
Automobile		14,742
		55,727
Less: Accumulated depreciation		49,620
		6,107
Other Assets		
Membership deposit		1,800
Total Assets	$	404,873

The accompanying notes are an integral part of these financial statements.

THOMAS M. NIXON & ASSOCIATES, INC.

July 31, 2004

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities

Accounts payable	$ 6,589
Accrued commissions	1,312
Accrued payroll taxes and other liabilities	75,548
Deferred income taxes	8,872
Total current liabilities	92,321

Stockholder's Equity

Common stock – par value $1 per share, 1,000 shares authorized, 601 shares issued of which 1 is held in treasury	601
Additional paid-in capital	68,366
Retained earnings	245,197
	314,164
Less: Treasury stock, at cost	1,612
Total stockholder's equity	312,552
Total Liabilities and Stockholder's Equity	**$ 404,873**

The accompanying notes are an integral part of these financial statements.

STATEMENT OF INCOME

THOMAS M. NIXON & ASSOCIATES, INC.

Year Ended July 31, 2004

REVENUES	
Commission Income	$ 1,061,607
Interest Income	1,752
	1,063,359
OPERATING EXPENSES	
Selling	320,356
General and Administrative	513,988
	834,344
Net Income before taxes	229,015
PROVISION FOR INCOME TAXES	
Current	3,040
Deferred	7,428
	10,468
Net Income	$ 218,547

The accompanying notes are an integral part of these financial statements.

THOMAS M. NIXON & ASSOCIATES, INC.

Year Ended July 31, 2004

COMMON STOCK

Balance at August 1, 2003 and July 31, 2004	$ 601

ADDITIONAL PAID-IN CAPITAL

Balance at August 1, 2003 and July 31, 2004	$ 68,366

RETAINED EARNINGS

Balance at beginning of year	$ 26,650
Net income for the year ended July 31, 2004	218,547
Balance at end of year	$ 245,197

TREASURY STOCK

Balance at August 1, 2003 and July 31, 2004	$ 1,612

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS

THOMAS M. NIXON & ASSOCIATES, INC.

Year Ended July 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ 218,547
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	3,173
Deferred income taxes	7,428
Increase (decrease) in cash due to changes in assets and liabilities:	
Commissions receivable	(235,606)
Refundable-income taxes	1,038
Prepaid expenses	6,456
Accounts payable	3,260
Accrued commissions	(8,138)
Accrued payroll taxes and other liabilities	30,948
Good Faith deposit	5,000
Net Cash From Operating Activities	32,106

CASH FLOWS FROM FINANCING ACTIVITIES

Purchases of equipment	(4,547)
Payments on notes receivable	(22,000)
Net Cash Used By Financing Activities	(26,547)
Net Change in Cash and Cash Equivalents	5,559
Cash and cash equivalents at beginning of year	112,307
Cash and Cash Equivalents at End of Year	$ 117,866

SUPPLEMENTAL DISCLOSURES

Cash payments for	
Income taxes	$ —

The accompanying notes are an integral part of these financial statements.

THOMAS M. NIXON & ASSOCIATES, INC.

Year Ended July 31, 2004

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations: Thomas M. Nixon & Associates, Inc. (The Company) is incorporated under the laws of the Commonwealth of Pennsylvania and acts as a broker-dealer in connection with the offer and sale of securities, and engages in investment activities. The Company primarily services customers located in Western Pennsylvania.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue and Cost Recognition: The Company uses the accrual method of accounting. Revenue is primarily from commissions from the sale of securities and is recognized as earned. Selling, and general and administrative costs are charged to expense as incurred.

Property and Equipment: Equipment, furniture & fixtures and automobile are carried at cost. Depreciation is principally calculated by the straight-line method for financial reporting purposes based on the estimated useful lives of the assets. For income tax purposes, depreciation is computed using accelerated methods. Depreciation expense for the year ended July 31, 2004 was $3,173.

Cash Equivalents: For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There are no cash equivalents at July 31, 2004.

Income Taxes: For income tax reporting purposes, the Company uses the cash basis method of accounting whereby income is recognized when received and expenses are recognized when paid.

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Advertising: Advertising costs, which are principally included in sales expenses, are expensed as incurred. Advertising expenses was $19,500 for the year ended July 31, 2004.

NOTE 2 – INCOME TAXES

The deferred tax liability of $8,872 for the year ended July 31, 2004 was primarily due to the use of the accrual basis for financial statement presentation and the cash basis for tax purposes.

THOMAS M. NIXON & ASSOCIATES, INC.

Year Ended July 31, 2004

NOTE 3 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of July 31, 2004, the Company had net capital of $25,545, which was $20,545 more than the required minimum net capital of $5,000. The ratio of aggregate indebtedness to net capital was to 3.61 to 1.

NOTE 4 – SEC RULE 15c3-3 CUSTOMER PROTECTION – RESERVES AND CUSTODY OF SECURITIES

Thomas M. Nixon & Associates, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities and clears all transactions for customers with a clearing broker. Therefore, the Company is claiming an exemption to SEC Rule 15c3-3 under exemption (k)(2)(ii).

NOTE 5 – CONCENTRATIONS

Approximately 99% of revenue was generated by selling investments in natural gas limited partnerships. Cash deposits exceed federally insured limits $56,798 at July 31, 2004.

NOTE 6 – TRANSACTIONS WITH RELATED PARTIES

The Company rents office space located at 4775 Wallingford Street, Pittsburgh, Pennsylvania from the stockholder under a 5-year operating lease commencing April 1, 2003. From August 1, 2003 through the end of the five-year term, rent is $2,625 per month. Rent expense for the year ended July 31, 2004 under this lease was $31,500. Future minimum lease payments for the next five years and in the aggregate are:

2005	$ 31,500
2006	31,500
2007	31,500
2008	21,000
2009	—
	$ 115,500

NOTE 7 – EMPLOYEE BENEFIT PLAN

The Company has a tax-sheltered annuity plan under Internal Revenue Code Section 401(k). The plan accepts employee and employer contributions. Employer contributions can not exceed 25% of eligible gross salaries. Employer contributions to the 401(k) plan of $40,000 at July 31, 2004 are included in accrued payroll taxes and other liabilities

SUPPLEMENTARY SCHEDULES

SCHEDULE I--COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

THOMAS M. NIXON & ASSOCIATES, INC.

Year ended July 31, 2004

AGGREGATE INDEBTEDNESS

Accounts payable	$ 6,589
Accrued commissions	1,312
Accrued payroll taxes and other liabilities	75,548
Deferred income taxes	8,872
	$ 92,321

NET CAPITAL

Stockholder's equity	$ 312,552
Deductions:	
Commissions receivable (non-allowable portion)	252,224
Prepaid expenses	4,876
Membership deposit	1,800
Property and equipment, net of accumulated depreciation	6,107
Note receivable	22,000
	$ 25,545

CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Net capital in excess of requirement	20,545
NET CAPITAL AS ABOVE	$ 25,545

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL 3.61 to 1

There is approximately $1,300 difference between this computation of net capital and the corresponding computation prepared by Thomas M. Nixon & Associates, Inc. and included in the unaudited Part II Focus Report filing as of the same date. The difference is primarily due to audit adjustments as follows:

Net capital per unaudited Part II Focus Report filed as of July 31, 2004	$ 26,873
Prepaid expenses	2,364
Notes receivable	168
Property and equipment	(3,120)
Other liabilities	8,000
Accrued commissions	(1,312)
Deferred income taxes	(7,428)
Audited net capital	$ 25,545

THOMAS M. NIXON & ASSOCIATES, INC.

Year Ended July 31, 2004

SELLING EXPENSES

Commissions	$ 267,976
Advertising	19,500
Selling	5,360
Auto	2,485
Licenses, permits and fees	438
Postage and delivery	8,505
Quote service	1,055
Telephone	3,079
Travel and entertainment	11,958
	$ 320,356

GENERAL AND ADMINISTRATIVE EXPENSES

Officers salaries	$ 355,000
401K contribution	40,000
Bank service charges	93
Contributions	1,000
Depreciation	3,173
Dues and subscriptions	2,968
Equipment rental	605
Professional fees	48,761
Other fees	10,690
Miscellaneous	889
Office	4,845
Rent	31,500
Supplies	3,323
Payroll taxes	11,141
	$ 513,988



EDWARDS SAUER & OWENS

Certified Public Accountants & Business Advisors

500 Warner Centre, 332 Fifth Avenue, Pittsburgh, PA 15222
Phone: 412-281-9211   Fax: 412-281-2407
www.esocpa.com

A Professional Corporation
Direct Dial:

REPORT ON INTERNAL CONTROL STRUCTURE

To The Stockholder
Thomas M. Nixon and Associates, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Thomas M. Nixon and Associates, Inc. (the Company), for the year ended July 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons

2.   Recordation of differences required by Rule 17a-13

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Edwards Sauer & Owens, P.C.

Pittsburgh, Pennsylvania
September 8, 2004